UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

HPEV, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue - No. 4A

New York, NY 10075

Tel.: 212-717-5424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spirit Bear Limited EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,200,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,200,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.62%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 404273104	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

This Amendment No. 7 (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2013; Amendment No. 2 to Schedule 13D filed with the SEC on April 24, 2013; Amendment No. 3 to Schedule 13D filed with the SEC on August 22, 2013; Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2013; Amendment No. 5 to Schedule 13D filed with the SEC on February 9, 2015; and Amendment No. 6 to Schedule 13D filed with the SEC on March 12, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of HPEV, Inc. (the “Issuer”). Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

This Schedule 13D/A is being filed to reflect a change in ownership by the Reporting Person, due to the increased number of outstanding shares of the Issuer’s common stock and the sale of common shares by the Reporting Person, equal in the aggregate to more than One Percent (1.00%) of the Issuer’s outstanding common shares.

The disposition or sale of the shares has been effected solely for investment purposes. The Reporting Person intends to continue to review its investment in the shares of the Issuer's common stock from time to time depending upon certain factors including, without limitation, the financial performance of the Issuer, the availability and price of shares of the Issuer's common stock and other general market and investment conditions, and may determine to acquire through open market purchases or otherwise additional shares of common stock or may determine to sell through the open market or otherwise.

Item 5. Interest in Securities of the Issuer

As of the Issuer’s most recent Form 10-Q for the quarter ended June 30, 2015, there were purportedly, as of August 6, 2015, 67,264,653 shares of Common Stock outstanding. The Reporting Person is deemed to be the beneficial owner of 13,200,000 shares of Common Stock, which includes 136 shares of Series A Convertible Preferred Stock of the Issuer which are convertible into 6,800,000 shares of Common Stock, and warrants exercisable for 6,400,000 shares of Common Stock. Based on the total purported outstanding shares of Issuer’s Common Stock, the Reporting Person is deemed to beneficially own 19.62% of the total outstanding shares of the Issuer’s Common Stock, subject to the Reporting Person’s obligations under the Settlement Agreement.

In addition, pursuant to the terms of the Settlement and Release Agreement, as amended as of May 1, 2015, between the Issuer and the Reporting Person (a copy of which is attached hereto as Exhibit 99.1), the Issuer on July 15, 2015, filed with the SEC a resale Registration Statement on Form S-1 that includes the Reporting Person’s shares, which Registration Statement was subsequently amended and filed on Form S-1/A, on September 23, 2015, with the SEC; said amended Registration Statement has not yet been declared effective by the SEC (and may not be) but if the SEC does declare said amended Registration Statement effective it may, depending on the trading price and trading volume of Issuer’s Common Stock, and other factors, result in the disposition of some of the shares of Common Stock held by Reporting Person, as well as common shares that Reporting Person would hold after Reporting Person shall have converted certain of its equity holdings into Common Stock.

All of the Reporting Persons’ sales in the Shares during the last sixty (60) days are set forth below (Reporting Person did not purchase any shares). All of the following trades were effected in open market transactions on the NASDAQ Stock Market.

Date Shares Sold	Quantity of Shares Sold	Price Per Share

08/03/15	30,000	0.3500
08/06/15	129,187	0.3400
08/07/15	12,500	0.3500
08/19/15	15,000	0.3633
08/20/15	10,000	0.3700
08/28/15	8,830	0.3500
09/04/15	7,300	0.3450
09/08/15	36,800	0.3505
09/09/15	7,100	0.3400
09/16/15	64,970	0.3000
09/18/15	12,500	0.3000
09/28/15	37,500	0.2500

CUSIP No. 404273104	13D	Page 4 of 4 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Settlement and Release Agreement, dated as of May 1, 2015, as amended, between HPEV, Inc., and Spirit Bear Limited, and its Assignees.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2015

SPIRIT BEAR LIMITED

By: /s/ Jay A. Palmer

Jay A. Palmer, President